SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                            (Amendment No. ________)1



                          Pilot Network Services, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)



                                   721596 10 4
         --------------------------------------------------------------
                                 (CUSIP Number)



                                 January 5, 2000
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  721596 10 4                13G                      Page 2 of 6 Pages

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Primus Telecommunications Group, Incorporated
               IRS No. 54-1708481
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER
                                 1,119,540 (includes 200,000 shares issuable
                                 under warrants exercisable within 60 days of
       NUMBER OF                 January 5, 2000)
                          ------------------------------------------------------
         SHARES           6    SHARED VOTING POWER
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
                          7    SOLE DISPOSITIVE POWER
          EACH                   1,119,540 (includes 200,000 shares issuable
        REPORTING                under warrants exercisable within 60 days of
         PERSON                  January 5, 2000)
          WITH            ------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,119,540 (includes 200,000 shares issuable under warrants exercisable within 60 days of January 5, 2000)
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    | |

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               7.5% (includes 200,000 shares issuable under warrants exercisable within 60 days of January 5, 2000)

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 721596 10 4                 13G                      Page 3 of 6 Pages


Item 1            (a):     Name of Issuer:

                  Pilot Network Services, Inc.

                  (b):     Address of Issuer's Principal Executive Offices:

                  1080 Marina Village Parkway
                  Alameda, CA 94501

Item 2            (a):     Name of Persons Filing:

                  Primus Telecommunications Group, Incorporated

                  (b):     Address of Principal Business Office or, if None,
                           Residence:

                  1700 Old Meadow Road
                  Suite 300
                  McLean, VA 22102

                  (c):     Citizenship:

                  Primus Telecommunications Group, Incorporated is organized under the laws of the state of Delaware.

                  (d):     Title of Class of Securities:

                  Common Stock of Pilot Network Services, Inc. ("Common Stock")

                  (e):     CUSIP Number

                  721596 10 4

Item 3: If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) | | Broker or dealer registered under Section 15 of the
                          Exchange Act.

                  (b) | | Bank as defined in Section 3(a)(6) of the Exchange
                          Act.

CUSIP No. 721596 10 4                 13G                      Page 4 of 6 Pages


                  (c) | | Insurance company as defined in Section 3(a)(19) of
                          the Exchange Act.

                  (d) | | Investment company registered under Section 8 of the
                          Investment Company Act.

                  (e) | | An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

                  (f) | | An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) | | A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) | | A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act;

                  (i) | | A church plan that is excluded from the definition of
                          an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) | | Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box |X|


Item 4:           Ownership:

                  As of January 10, 2000, Primus Telecommunications Group, Incorporated beneficially owns in the aggregate the following:

                  (a)      Amount Beneficially Owned:

                           1,119,540 shares of Common Stock (includes 200,000 shares issuable under warrants exercisable within 60 days of January 5, 2000)

                  (b)      Percent of class:

                           7.5% (includes 200,000 shares issuable under warrants exercisable within 60 days of January 5, 2000)

CUSIP No. 721596 10 4                 13G                      Page 5 of 6 Pages


                  (c)      Number of shares to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    1,119,540 (includes 200,000 shares issuable under warrants exercisable within 60 days of January 5, 2000)

                           (ii)     Shared power to vote or to direct the vote:

                                    0

                           (iii) Sole power to dispose or to direct the disposition of:

                                    1,119,540 (includes 200,000 shares issuable under warrants exercisable within 60 days of January 5, 2000)

                           (iv) Shared power to dispose or to direct the disposition of:

                                    0

Item 5:           Ownership of Five Percent or Less of Class:

                  Not applicable.

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8:           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9:           Notice of Dissolution of Group:

                  Not applicable.

CUSIP No. 721596 10 4                 13G                      Page 6 of 6 Pages


Item 10:          Certification:

                  By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  January 10, 2000                Primus Telecommunications
                                       Group, Incorporated, a Delaware
                                       Corporation


                                       By: /s/ Neil L. Hazard
                                           -------------------------------------
                                           Neil L. Hazard
                                           Executive Vice President and Chief
                                             Financial Officer